UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NIO Inc.

(Name of Subject Company (Issuer))

NIO Inc.

(Name of Filing Person (Issuer))

0.50% Convertible Senior Notes due 2027

(Title of Class of Securities)

62914VAF3

(CUSIP Number of Class of Securities)

Yu Qu

Chief Financial Officer

Building 19, No. 1355, Caobao Road

Minhang District, Shanghai 201804

People’s Republic of China

Telephone: +86 21-6908 2018

with copy to:

Yuting Wu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Tower II, Jing An Kerry Centre 1539 Nanjing West Road Shanghai 200040, China +86 (21) 6193-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

As required by, pursuant to the terms of and subject to the conditions set forth in the Indenture dated as of January 15, 2021 (the “Indenture”), by and between NIO Inc. (the “Company”) and The Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), for the Company’s 0.50% Convertible Senior Notes due 2027 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to require the Company to repurchase the Notes, as set forth in the Company’s Notice to the Holders dated December 26, 2024 (the “Repurchase Right Notice”) and the related notice materials filed as exhibits to this Schedule TO (which Repurchase Right Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Repurchase Right”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934 (the “Exchange Act”).

ITEMS 1 through 9.

The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the Holders under the terms and subject to the conditions set forth in the Repurchase Right. The Notes are convertible into the Company’s American depositary shares (“ADSs”), each representing one Class A ordinary share, par value US$0.00025 per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The Company maintains its principal executive offices at Building 19, No. 1355, Caobao Road, Minhang District, Shanghai, 201804, People’s Republic of China, and the telephone number at this address is +86 21-6908 2018. The Company’s registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

From November 25, 2024 to December 19, 2024, the Company entered into and completed separate, privately negotiated transactions with a limited number of holders of the Notes resulting in the exchange of US$127.1 million principal amount of the Notes (or approximately 25.1% of the Notes outstanding immediately before these transactions) into ADSs. In these exchange transactions, we delivered to the participating holders 27.7 million ADSs. The exchange prices ranged from 207.04 to 227.59 ADSs per US$1,000 principal amount of the Notes. We did not receive any cash proceeds from the issuance of the ADSs upon exchange. As of December 25, 2024, US$378.5 million principal amount of the Notes remained outstanding. The above exchange transactions were made in reliance on the exemption from registration provided under Section 4(a)(2) of the Securities Act of 1933.

Concurrently, CHJ Limited, a wholly-owned subsidiary of the Company, surrendered 27.7 million Class A ordinary shares held by it to the Company for cancellation at no consideration. As a result, the total number of issued and outstanding shares of the Company remains unchanged.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Repurchase Right is incorporated by reference into this Schedule TO.

ITEM 10.	FINANCIAL STATEMENTS.

(a)	Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Repurchase Right is not subject to any financing conditions, (iii) the Company is a public reporting company under the Exchange Act that files reports electronically on EDGAR, and (iv) the Repurchase Right applies to all outstanding Notes. The financial condition and results of operations of the Company, its subsidiaries and consolidated affiliate entities are reported electronically on EDGAR on a consolidated basis.

(b)	Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)            Not applicable.

(c)            Not applicable.

ITEM 12.	EXHIBITS.

(a)           Exhibits.

(a)(1)*	Repurchase Right Notice to Holders of 0.50% Convertible Senior Notes due 2027 issued by the Company, dated as of December 26, 2024.

(a)(5)(A)*	Press Release issued by the Company, dated as of December 26, 2024.

(b)	Not applicable.

(d)	Indenture, dated as of January 15, 2021, between the Company and The Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.41 to the Company’s annual report on Form 20-F (File No. 001-38638), filed with the Securities and Exchange Commission on April 6, 2021).

(g)	Not applicable.

(h)	Not applicable.

(b)          Filing Fee Exhibit.

107*	Filing Fee Table.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

*  Filed herewith.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)*	Repurchase Right Notice to Holders of 0.50% Convertible Senior Notes due 2027 issued by the Company, dated as of December 26, 2024.
(a)(5)(A)*	Press Release issued by the Company, dated as of December 26, 2024.
(d)	Indenture, dated as of January 15, 2021, between the Company and The Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.41 to the Company’s annual report on Form 20-F (File No. 001-38638), filed with the Securities and Exchange Commission on April 6, 2021).
107*	Filing Fee Table

*  Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIO Inc.

By:	/s/ Bin Li
	Name:	Bin Li
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Dated: December 26, 2024

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